Exhibit 4.5

SHARE BONUS AWARD CERTIFICATE

PURSUANT TO THE

UNITY BANCORP, INC.

2004 STOCK BONUS PLAN

This Award Certificate evidences a share bonus award of                shares of common stock, no par value, (“Common Stock”) per share (the “Award”), of Unity Bancorp, Inc. (the “Corporation”), which has been granted by the Board of Directors of the Corporation to                                                    (the “Participant”) pursuant to, and in all respects subject to the terms, definitions and provisions of, the Unity Bancorp, Inc. 2004 Stock Bonus Plan (the “Plan”) and the additional terms and conditions set forth in this Award certificate.  The Plan is incorporated by reference herein and a copy of the Plan is available to the Participant at no charge, upon request of the Participant.

1.             Vesting of Plan Awards.  The Award shall vest in installments, as set forth in the schedule below.  The Participant must be an officer, director or employee of the Corporation on the specified vesting date (and must have held such a position continuously from the date of grant of the Award through such specified vesting date) in order for the applicable portion of the Award to vest on such date.  Once a portion of the Award has vested, the Participant shall have all rights of a shareholder of the Corporation with respect to the shares constituting such vested portion.  Notwithstanding any terms contained herein to the contrary, 100% of the Award will vest upon the occurrence of a Change in Control of the Corporation (as defined in the Plan) in accordance with the terms of the Plan.

Schedule of Vesting

Date	Number of Shares	Percentage of Total Shares Awarded Which are Non- forfeitable

Upon Grant	0	0%
As of		25%
As of		50%
As of		75%
As of		100%

2.             Adjustments. The number of shares subject to the Award will be adjusted to reflect future stock splits, stock dividends and certain other corporate transactions.

3.             Restrictions on Awards. The shares constituting this Award may not be delivered to the recipient if the issuance of such shares would constitute a violation of any applicable federal or state securities or other applicable law or regulation. As a condition to the Participant’s receipt of this Award, the Corporation may require the Participant to make such representations and warranties to the Corporation as may be required by any such applicable law or regulation.

4.             Non-transferability of Award; Termination of Employment. The shares constituting this Award may not be transferred in any manner, in whole or in part, prior to their vesting.  If the Participant’s employment with, or service as a director of, the Corporation terminates for any reason, including the death, disability or retirement (other than retirement after the Participant has reached age 63) of the Participant, any portion of the Award not vested at the date of such termination will be forfeited by the Participant.  If the Participant’s employment or service terminates by reason of retirement at or after age 63, the Award will continue to vest in accordance with the vesting schedule set forth in Section 1 of this Award certificate.

5.             Other Restrictions on Award. This Award is subject to such other restrictions and limitations as are contained in the Plan or as may be determined by the Board of Directors of the Corporation.

UNITY BANCORP, INC.

Date of Grant:	By: